Charlotte's Closet, LLC
Statement of Members' Equity
For the Period from February 22, 2016 (inception) to December 31, 2016
(unaudited)

	Members' Equity		Accumulated	Total Members'
	Units	Amount	Deficit	Equity
Balance - Februay 22, 2016	-	-	-	-
Member units issued at inception	1,500,001	110,734	-	110,734
Member units issued at $1/unit	1,000,000	1,000,000	-	1,000,000
Net loss	-	-	(570,778)	(570,778)
Balance December 31, 2016	**2,500,001**	**1,110,734**	**(570,778)**	**539,956**